March 4, 2011

CONFIDENTIAL

Ms. Tracie Towner
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549

Re: Oilsands Quest Inc.
Form 10-K for Fiscal Year Ended April 30, 2010
Filed July 13, 2010
File No. 1-32994

Dear Ms. Towner:

This letter responds to your comments communicated to us in your letter dated February 7, 2011. Following are our responses to the specific comments in your letter.

Form 10-K for Fiscal Year ended April 30, 2010

Financial Statements, page 47

Report of Independent Registered Accounting Firm, page 48

1.
We note you include cumulative inception-to-date information in your financial statements, and your auditors have opined on a portion of this information covering your three fiscal years ended April 30, 2010 in their report. Given that you do not have audit coverage for the period from your date of inception through April 30, 2007, included with your filing, you will need to include the reports of the prior auditors, and a related consent. If this is not feasible, you may request a waiver of the audit requirement for the cumulative data by contacting the Division of Corporation Finance’s Office of the Chief Accountant (CF-COA). Please see information with regard to contacting CF-OCA on our website:

http://www.sec.gov/divisions/corpfin/cfreportingguidance.shtml

Response:

We have requested a waiver of the audit requirement, and related consent for the cumulative data for the period from date of inception through April 30, 2007 by contacting the Division of Corporation Finance’s Office of the Chief Accountant. A copy of our request is attached. At this time, we are awaiting a response to the waiver request.

Statement of Stockholders’ Equity, page 52

2.
We note you present an amount of $61,634 thousand related to a foreign exchange gain on translation in your statements of Stockholders’ Equity. Please revise to include an analysis of the changes during the period in the accumulated amount of translation adjustments as required by FASB ASC 830-30-45-18 through 20, or tell us why you believe this guidance in not applicable. This issue also applies to Form 10-Q for the fiscal quarter ended September 30, 2010.

Response:

The foreign exchange gain on translation of $61,634 thousand is the result of translating the financial statements of the Company’s Canadian subsidiaries which have a Canadian dollar functional currency into the Company’s reporting currency of U.S. dollars as described in ASC 830-30-45-12. In accordance with FASB ASC 830-30-45-18 through 20, an analysis of the changes during the period in the accumulated amount of translation adjustments (“CTA”) is required. As the Company does not have the following components included as translation adjustments:
●	gains/losses of foreign currency transactions that are designated as economic hedges of a net investment in foreign entities;
●	intra-entity foreign currency transactions that are of a long-term investment nature;
●	reclassification to income of cumulative translation adjustments resulting from a sale or liquidation of an investment in a foreign entity;
●	income taxes for the year allocated to translation adjustments;
the entire Accumulated Other Comprehensive Income (“AOCI”) balance of all balance sheets presented was comprised of the CTA. Therefore, the Company did not present the CTA balance separately from the balance of AOCI and disclosed the CTA change under the caption “Foreign exchange gain or loss on translation” in both the statement of stockholders’ equity and the statement of comprehensive income or loss. In future filings, to clarify that the AOCI and Other Comprehensive Income (“OCI”) relate solely to foreign currency translation of the Company’s Canadian subsidiaries which have a Canadian dollar functional currency to the Company’s U.S. dollar presentation currency, the following disclosure will be provided “The only component of accumulated other comprehensive income is foreign currency translation adjustments.”

Statements of Comprehensive Loss, page 56

3.
Please revise your Statements of Comprehensive Loss to clarify that the line items are presented net of tax, if true, and include the amount of tax expense or benefit, as applicable, on the face of your Statements or in your footnotes in accordance with paragraphs 11 and 12 of FASB ASC 220-10-45, or tell us why your believe this guidance does not apply to you. This comment also applies to Form 10-Q for the fiscal quarter ended September 30, 2010.

Response:

As noted in our response to comment 2 above, OCI is comprised solely of foreign exchange gains (losses) on translation of the Company’s Canadian subsidiaries. Deferred income taxes are not provided on translation gains and losses where the Company expects undistributed earnings of a foreign operation to be indefinitely reinvested. All of the Company’s undistributed earnings of its Canadian subsidiaries are expected to be reinvested indefinitely, therefore, the Company did not provide deferred income taxes on foreign exchange gains or losses on translation for any periods presented. In that respect, our Form 10-K for the year ended April 30, 2010 included the following disclosure in Note 2 “Deferred income taxes are not provided on foreign currency translation gains and losses where the Company expects undistributed earnings of a foreign operation to be indefinitely reinvested.”

Note 7- Deferred Income Tax, page 70

4.
We note you report a deferred income tax benefit for each year presented. In light of your recent financial results, please tell us how you considered the guidance provided in ASC 740-10-30-21 through 24 regarding the realization of tax benefits, and explain why you have not recorded a valuation allowance for the deferred tax benefits reported.

Response:

In each year presented, the Company has a deferred income tax liability on the balance sheet.  As disclosed in note 7, the Company has a full valuation allowance on all non-capital losses incurred (as the Company believes that its history of operating losses and current development stage do not support the recognition of an asset) while the deferred income tax liability is a result of the taxable temporary difference associated with property and equipment capitalized on the balance sheet.  Each year, the Company has recorded a deferred income tax benefit in the Statement of Operations due to:

●
certain exploration costs that are expensed for accounting purposes but are capitalized for tax purposes resulting in a reduction of the net deferred income tax liability in each year presented, respectively; and

●	the reduction of taxable temporary differences related to depreciation of property and equipment.

This reduction of the taxable temporary difference in each year will result in a deferred income tax benefit being recognized.  We believe this accounting treatment is appropriate under ASC 740-10.

Form 10-Q for Fiscal Quarter ended October 31, 2010

Financial Statements, page 1

Statements of Stockholders’ Equity, page 3

5.
We note you have included cumulative inception-to-date information in your Statements of Operations, Cash Flows, and Comprehensive Income; however, you have not included this information in your Statements of Stockholders’ Equity. Please revise your Statements of Stockholders’ Equity to comply with FASB ASC 915-215-45-1, or tell us why you believe this guidance is not applicable.

Response:

In response to the Staff’s comment, we propose, in future interim filings, to add disclosure with respect to cumulative inception-to-date information in the Statements of Stockholders’ Equity consistent with our annual filing in accordance with FASB ASC 915-215-45-1.

*************

In addition, in connection with responding to the Staff’s comments, we acknowledge the following:

●	Oilsands Quest is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	Oilsands Quest may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding this letter or require any further additional information, please do not hesitate to contact me at (403) 718-8938.

Sincerely,

/s/ Annie Lamoureux
Annie Lamoureux
Vice President & Controller

cc:           Garth Wong
Leigh Peters
Oilsands Quest Inc.
Andrew J. Foley
Lindsey Finch
Paul, Weiss, Rifkind, Wharton & Garrison LLP

March 4, 2011

Mr. Wayne Carnall
Associate Director (Chief Accountant)
United States Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549

RE:           Oilsands Quest Inc.
CIK 0001096791
File No. 1-32994

Dear Mr. Carnall:

The purpose of this letter is to request a waiver of the audit requirement for the cumulative data from Oilsands Quest Inc.’s date of inception through April 30, 2007. In response to a recent comment letter from the staff of Division of Corporation Finance (the “Division”) dated February 7, 2011 relating to our Form 10-K for the fiscal year ended April 30, 2010, we hereby request that the Office of the Chief Accountant at the Division (CF-OCA) not object to the omission from our annual reports on Form 10-K for fiscal years ending or after April 30, 2010 of an auditors’ report on the cumulative from inception data for period prior to May 1, 2007.

Oilsands Quest Inc. is a Colorado corporation formed on April 3, 1998 as Uranium Power Corporation. On November 2, 2004, we changed our name to CanWest Petroleum Corporation. On October 31, 2006, we changed our name to Oilsands Quest Inc (“the Company”). The Company, through its seven wholly-owned Canadian subsidiaries, is exploring and developing Canadian oil sands permits and licenses, located in Saskatchewan and Alberta, and developing Saskatchewan’s first commercial oil sands discovery. Our common shares are traded on NYSE.

The latest interim filing report indicates that there were 342,153,483 shares of common stock held by approximately 199 shareholders. Deficit accumulated during development stage through October 31, 2010 was $420,311 thousand. The Company has been and continues to be in development stage as it is exploring and developing oil sands permits and licenses and has not yet reached commercial production.

Prior to November 13, 2007, the Company’s independent auditor was Pannell Kerr Forster (registered with the Public Company Accounting Oversight Board as “Smythe Ratcliffe”) (“PKF”). On November 14, 2007, we filed a Form 8-K reporting the replacement of PKF as our auditor indicating that there had been no disagreements on any matter of accounting principles, practices, financial statement disclosure or auditing scope of procedure or reportable events involving PKF. The consolidated financial statements for the period from the Company’s date of inception on April 3, 1998 through April 30, 2007 were audited by PKF whose reports expressed unqualified opinions on those statements. The last audit report received from PKF was included in all SEC filings which contained the related financial statements for that audit period, which was the year ended April 30, 2007.

We subsequently engaged KPMG LLP (“KPMG”) as our new auditors and they performed the audit for the year ended April 30, 2008 and subsequent fiscal years. For each of the two annual reports on Form 10-K for the years ended April 30, 2008 and 2009, the annual report on Form 10-K contained a report from PKF for the years audited by them. KPMG’s reports in those Form 10-Ks also reported on the information in the cumulative from inception presentations referring to the fact that such part of the cumulative from inception data was audited by the other auditor whose reports had been included in each of those filings. Beginning with the annual report for the year ended April 30, 2010, a report from PKF was not included in filings on Form 10-K since none of the three most recently completed fiscal years included in our April 30, 2010 Form 10-K were audited by PKF. In connection with Article 2-05 of regulation S-X, we recognize that reference to the other auditors’ report should be accompanied by that other auditors’ report. We note that, KPMG changed their audit report in the April 30, 2010 Form 10-K to eliminate the language that referred to the cumulative from inception data for the period from inception through April 30, 2007 being audited by other auditors. Accordingly, we request that the Staff waive the requirement to provide such other auditor’s report for the following reasons.

The cost of obtaining the other auditor’s report would not be beneficial to our investors. Due to the nature of our operations, our investors are concerned about the technology required to recover and develop the resources and the Company’s ability to finance the development of the resources. Since the Company is an exploration and development company active in the non-conventional areas of oil sands, exploring for commercial quantities of bitumen which often requires long lead times, our investors want to see us make progress in determining the existence and extent of the resources as part of the development of the Company. Although we have not contacted PKF to determine the requirements to obtain their report on the cumulative from inception data, the inclusion of this report would only be possible after incurring a certain level of cost, effort and delay since the consent of their report would need to be included in any registration statement incorporating the Form 10-K. We estimate that such cost would be in the tens of thousands of dollars to update, at a minimum, the auditors’ subsequent event procedures and could result in filing delays. Therefore, we believe that such report would not provide additional information nor add value to the decision making process of our shareholders and future investors. While such continued involvement is not difficult where the same auditor is retained throughout the development stage period, the need to go back to a prior auditor solely for the purpose of obtaining a report of data would be unduly onerous.

In terms of audit coverage from our current auditors, we note the following information:

Deficit accumulated during development stage as of April 30, 2007	$148,834
Deficit accumulated during development stage as of April 30, 2010	$395,196
% coverage by KPMG as of April 30, 2010	62%

Exploration expenses through April 30, 2007	$37,836
Exploration expenses through April 30, 2010	$253,723
% coverage by KPMG as of April 30, 2010	85%

The audit coverage for the periods audited by KPMG account for more than 60% of the deficit accumulated during development stage and 85% of the exploration expenses through April 30, 2010. This is consistent with the fact that our company has increased its exploration and development activities over the past three years due to the accessibility of funding during that period.  Therefore, omitting PKF’s audit report on the data from inception through April 30, 2007 accounts for no more than 15% of the cumulative exploration activities data. Additionally,  PKF’s audit report on that cumulative from inception data was previously filed in the April 30, 2007, 2008 and 2009 Form 10-Ks, therefore, there is no omission of audit coverage for the period from our date of inception through April 30, 2007.

KPMG’s audit report included in the April 30, 2010 Form 10-K does not contain language that refers to the fact that cumulative from inception data for the period from inception through April 30, 2007 has been audited by other auditors as their report covers the cumulative from inception data for the period from May 1, 2007 to April 30, 2010. Since KPMG’s report does not make reference to the other auditor, we believe that the current KPMG report is appropriate for our Company in a prolonged development stage and we would appreciate your consideration of the reasons supporting this waiver request to exclude the report of the prior auditor, and a related consent from our annual reports on Form 10-K for fiscal years ending or after April 30, 2010.

If you have any questions regarding this request or require any further additional information, please do not hesitate to contact me at (403) 718-8938.

Sincerely,

/s/ Annie Lamoureux
Annie Lamoureux
Vice President & Controller

cc:           Garth Wong
Leigh Peters
Oilsands Quest Inc.
Andrew J. Foley
Lindsey Finch
Paul, Weiss, Rifkind, Wharton & Garrison LLP